PANGAEA LOGISTICS SOLUTIONS LTD.
109 Long Wharf, Newport, RI 02840
TELEPHONE: (401) 846-7790

September 2, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re: Pangaea Logistics Solution Ltd. Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 16, 2022
File No. 001-36798

Dear Mr. Kim:

Reference is made to the annual report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) of Pangaea Logistics Solutions Ltd. (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 16, 2022 and the letter dated August 24, 2022 (the “Comment Letter”) from the staff of the Commission (the “Staff”) containing the comment set forth below to the 2021 Form 10-K. This letter responds to that comment and is today being publicly filed by the Company with the Commission via EDGAR.

The Company is providing below the proposed wording to be included in the Company’s quarterly report for the quarter ended September 30, 2022. The Company supplementally advises the Staff that the Company continually monitors a number macro-economic factors, including inflation in the United States’ and global economies, and while the Company will continue to monitor these factors, to date the Company does not believe that inflation has had a material change on the Company’s financial condition or results of operations through the second quarter of 2022. Accordingly, the Company respectfully requests the Staff’s concurrence that no amendment to the Company’s 2021 Form 10-K is required.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

1.Please discuss and analyze your financial condition and changes in your financial condition, and to the extent applicable, the impact of inflation. Refer to Item 303(b) of Regulation S-K.

In response to the Staff’s comment, the Company proposes to include the following language under the caption “Effect of Inflation” in its quarterly report on Form 10-Q for the quarter ending September 30, 2022:

High inflation in the United States and in many of the global economies where the Company operates is beginning to impact vessel operating costs, including crew travel, transportation of equipment and spares, and drydocking costs. We expect crew payroll expenses to continue to increase over the near and medium future, and other inflated cost changes may make our vessel daily operating costs higher. Increases in the cost of fuel consumed on voyages are usually absorbed by cargo market rates passed on to customers or covered by fuel cost pass through under the terms of long-term contracts. Because interest rates on a large portion of the Company’s long-term debt, and finance leases is fixed or capped, the impact of higher interest rates on the Company’s earnings is limited.

Additionally, assuming that there is not a significant reduction in the rate of inflation prior to the filing of the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2022 (the “2022 Form 10-K”) the Company will also make the following changes to its 2022 Form 10-K:

(1) Reference the impacts of inflation in the relevant provisions of the section captioned “Special Note Regarding Forward-Looking Statements” in its Annual Report on Form 10-K for the fiscal year ending December 31, 22 to read as follows:

•changes in economic and competitive conditions affecting our business, including changes resulting from inflation and the various governmental and monetary policies resulting from increased inflation, market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

(2) The first paragraph of the Risk Factor captioned “We face risks attendant to changes in economic and regulatory conditions around the world” will be revised to read:

We face risks attendant to changes in economic environments, changes in interest rates, increasing inflation and the resulting monetary policies of central governments, instability in the banking and securities markets and trade regulations around the world, among other factors. Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com).

Sincerely,
/s/ Edward Horton
Edward Horton

cc:

Gianni Del Signore
Chief Financial Officer

Pangaea Logistics Solutions, Ltd.
c/o Phoenix Bulk Carriers (US) LLC
109 Long Wharf
Newport, RI 02840